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                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                                FORM 12b-25

                      NOTIFICATION OF LATE FILING


SEC FILE NUMBER   1-10299

CUSIP NUMBER   344849 10 4

(Check One):[X]Form 10-K [ ]Form 20-F  [ ]Form 11-K [ ] Form 10-Q [ ] FormN-SAR

For Period Ended:          February 1, 2003
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Foot Locker, Inc.
Full Name of Registrant


Former Name if Applicable

112 West 34th Street
Address of Principal Executive Office (Street and Number)

New York, New York 10120
City, State and Zip Code
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PART II -- RULES 12(b)-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b)     The subject annual report, semi-annual report, transition
report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]    (c)      The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached
           if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In response to a comment letter from the Securities and Exchange Commission (the "SEC"), Foot Locker, Inc. (the "Company") and its independent auditors are currently in technical discussions with the staff of the SEC regarding the classification of its results related to the Company's disposition of its former Northern Group operation. The basis of the technical discussions concerns the classification of previously reported results within discontinued operations as opposed to continuing operations. In a discussion with the SEC on May 1, 2003, the SEC stated that it may require the Company to reclassify certain results with regard to the disposition of the Northern Group business. The Company, its independent auditors, and the SEC are continuing to discuss this matter. The Company expects to conclude these discussions with the SEC in a timely manner. As a result, it has not been possible without unreasonable effort or expense for the Company to timely file its Annual Report on Form 10-K for the 2002 fiscal year, which is due on May 2, 2003. Upon resolution of these discussions, the Company will file its Form 10-K for the 2002 fiscal year, which the Company expects will be on or before the fifteenth calendar day following the prescribed due date for the report.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

  Robert W. McHugh                       (212)               720-3700
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          (Name)                      (Area Code)       (Telephone Number)


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(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

       [X] Yes     [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

       [  ] Yes     [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                              Foot Locker, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date May 2, 2003                    By /s/ Robert W. McHugh
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                                    Robert W. McHugh
                                    Vice President and Chief Accounting Officer